Filed by Northern Orion Resources Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Northern Orion Resources Inc. Commission File Number: 001-31927 Date: July 5, 2007

NEWS RELEASE

YAMANA GOLD AND NORTHERN ORION RESPOND TO MERIDIAN GOLD
ANNOUNCEMENT

Toronto, Ontario, July 4, 2007 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) and Northern Orion Resources Inc. (TSX:NNO; AMEX:NTO) today responded to Meridian Gold Inc.’s public announcement of July 3, 2007.

Yamana has consistently communicated its willingness to engage in friendly, constructive discussions with Meridian and this has not changed.  Toward this end, Yamana continues to encourage discussions that, among other things, would allow for due diligence to be completed and to properly consider value to all shareholders.

Yamana and Northern Orion have been very encouraged by the positive response the proposed transaction has received from shareholders of all three companies, including several of Meridian’s institutional shareholders. Yamana and Northern Orion believe that this strategic business combination makes sense if it can be done on an expedited basis and further believe that the premium to Meridian shareholders in its cash and share offer of approximately 23% based on closing prices the day of Yamana’s original announcement represents full and fair value for Meridian.  Shareholders, including those of Meridian, will also benefit from the expected valuation increase following the combination.

The combination of Yamana, Northern Orion and Meridian creates a powerful cash flow generating company that will be the pre-eminent intermediate gold producer with a leading resource, production growth and cash cost profile.  It maintains a Latin American focus for each of the companies yet provides geographic diversification from the countries in which they are currently active.  The New Yamana will be a stronger company with a diversified asset base and a leading presence in Latin America.

Yamana will continue to evaluate the best course of action for shareholders and consider any approach that would maximize value and encourage an open dialogue.

Yamana has prepared an updated presentation and a frequently asked questions document which shareholders may access on its corporate website by clicking on the link provided on the home page (www.yamana.com).

About Northern Orion

Northern Orion Resources Inc. is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   Northern Orion principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine, a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  Northern Orion recently completed an update to the feasibility study for the development of the Agua Rica project.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

YAMANA GOLD INC.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

NORTHERN ORION RESOURCES INC.
David Cohen
Chief Executive Officer
(604) 689-9663 or 1-866-608-9970
Email: info@northernorion.com
www.northernorion.com

Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

If an offer is commenced, Yamana will file with the U.S. Securities and Exchange Commission a Registration Statement, which will include the offer and take-over bid circular relating to the Meridian offer. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, once they have been mailed, on Yamana’s website or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release and information contained in the attachments hereto contain certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian and estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.